Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
eschwartz@graubard.com

January 30, 2020

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	PAVmed Inc.
Registration Statement on Form S-3
Response dated January 8, 2020
File No. 333-235335

Ladies and Gentlemen:

On behalf of PAVmed Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 22, 2020, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the Company’s response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-3

General

1.	To help us evaluate your response to prior comment 1, please provide us additional detail concerning the mechanics of the installment conversion process, including a discussion of how that mechanism has operated with respect to the 2018 Convertible Notes. With reference to your risk factor disclosures on pages 10-11, please explain why the 2019 Convertible Notes “likely will be converted only at times when it is economically beneficial for the holder to do so” and discuss whether/how Alto has done so with respect to its conversions of 2018 Convertible Notes. Also explain why you might choose to “voluntarily reduce the conversion price of the 2019 Conversion Notes” and indicate whether you have done so with respect to the 2018 Convertible Notes. Also, clarify for us whether you repaid any portion of the 2018 Convertible Notes in cash as opposed to stock and explain the reason(s) why the parties amended the Leak-Out Agreement in connection with the 2019 Convertible Note offering.

Securities and Exchange Commission

January 30, 2020

On behalf of the Company, as requested by the Staff, we respectfully submit the following information regarding the mechanics of the conversion process.

As discussed more thoroughly below, the 2019 Convertible Notes have both fixed and floating price conversion features. As with any convertible security, the 2019 Convertible Notes likely will be converted only when the conversion price is less than the prevailing market price for the Company’s common stock, otherwise the noteholder would be paying more for the Company’s common stock on conversion than it would pay if it bought shares in the open market. However, pursuant to Securities Act Rules Compliance and Disclosure Interpretations, Question 139.11, regardless of whether a convertible security has a fixed or floating conversion price, whether a private placement is deemed complete is determined by reference to the sale of the convertible security itself, rather than the underlying securities.

Furthermore, the features of the 2019 Convertible Notes do not encourage immediate and rapid conversion of the notes and resale of the underlying shares (and in fact were structured to provide for a measured and prolonged conversion process), as a result of (i) the relatively high fixed conversion price, which is $1.60 per share (compared to a market price of $0.89 as of the issuance of the 2019 Convertible Notes), (ii) the prolonged amortization schedule, which runs until two years after the issuance of the 2019 Convertible Notes, (iii) the beneficial ownership limitation, which prevents the 2019 Convertible Notes from being exercised to the extent the holder and its affiliates would beneficially own more than 4.99% of the Company’s outstanding common stock, and (iv) the restrictions imposed by the Amended and Restated Leak-Out Agreement, which limit the resale of shares issued pursuant to any acceleration of the 2019 Convertible Notes. The Company’s experience with the 2018 Convertible Note bears out this assertion, as the 2018 Convertible Note has been gradually converted over a period of more than one year from its issuance, with $50,000 in principal balance remaining as of the date of this letter. In addition, historically, all voluntary price reductions of the 2018 Convertible Note have been structured in order to prevent the issuance of large blocks of shares.

Of course, the Company also may pay obligations under the 2019 Convertible Notes in cash, and it took advantage of this right with respect to a portion of the interest payments on the 2018 Convertible Notes. The Company might also pay the 2019 Convertible Notes in cash in the event cheaper sources of financing become available.

Mechanics of Conversion

Each 2019 Convertible Note is convertible, at the option of the noteholder, into shares of the Company’s common stock at an initial conversion price of $1.60 per share.

Securities and Exchange Commission

January 30, 2020

In addition, an amortization payment on each 2019 Convertible Note will be due on March 30, 2020, on the 15th day of the month and the last trading day of the month for each month thereafter, and on the maturity date, which generally will be September 30, 2021 (each, an “Installment Date”). On each Installment Date, the Company will amortize an amount equal to $94,595 of each 2019 Convertible Note, together with interest and late charges, if any, thereon (the “Installment Amount”), which will be satisfied in shares of the Company’s common stock, subject to customary equity conditions (including minimum price and volume thresholds), at 100% of the Installment Amount (an “Installment Conversion”), or otherwise (or at the Company’s option, in whole or in part) in cash at 115% of the Installment Amount (an “Installment Redemption”). The noteholder may elect to defer an Installment Amount until a subsequent Installment Date selected by the noteholder. In the event the Company elects to convert an Installment Amount, the noteholder may elect to accelerate the conversion of future Installment Amounts to the current Installment Date.

If the Company satisfies the equity conditions (or a noteholder waives any failure to meet such conditions) and elects to effect an Installment Conversion, the Company will convert the portion of the Installment Amount subject to such Installment Conversion into shares of the Company’s common stock at a price per share equal to the lower of (i) the conversion price then in effect, and (ii) 82.5% of the market price of the Company’s common stock, as determined in accordance with the 2019 Convertible Notes, but not less than the Floor Price (as defined in the 2019 Convertible Notes).

Prior to the first Installment Date and after the maturity date, interest is payable bi-monthly on the 15th day and the last trading day of each month in shares of the Company’s common stock, subject to the satisfaction of customary equity conditions (including minimum price and volume thresholds), or otherwise (or at the Company’s option, in whole or in part), in cash. When paid in shares, the price per share will be calculated in the same manner as for an Installment Conversion. During the period from the first Installment Date to the maturity date, interest is included in the Installment Amounts.

With respect to the 2018 Convertible Notes, through June 27, 2019, the Company paid $279,002 of the interest in cash and $1,843 of the interest through the issuance of 1,761 shares of its common stock. Commencing on June 28, 2019, the Company began paying the bi-monthly installment amounts under the 2018 Convertible Note, each of which was paid in shares of common stock. Overall, in the more than one year that has elapsed since the issuance of the 2018 Convertible Note, a total of $6,386,000 in principal of the 2018 Convertible Note has been paid through Installment Conversions (including $4,852,250 that was accelerated by the noteholder), along with interest thereon, resulting in the issuance of 8,559,230 shares of the Company’s common stock. In addition, a portion of the 2018 Convertible Note was converted pursuant to voluntary conversion price reductions as described below.

Securities and Exchange Commission

January 30, 2020

Economics of Conversions

As discussed above, the 2019 Convertible Notes have features of both a fixed price convertible note and a floating price convertible note, in that the noteholders can convert at any time at the fixed price and the Company has the option (subject to customary equity conditions) to cause a conversion at a floating price in connection with the payment of amortization amounts (i.e., Installment Amounts).

The Company’s statement in the Registration Statement that the 2019 Convertible Notes “likely will be converted only when it is economically beneficial to do so” reflects the fixed and floating price conversion features of the 2019 Convertible Notes. On one hand, voluntary conversions by the noteholder likely will be effected only if the market price of the Company’s common stock exceeds the fixed conversion price of $1.60 per share. On the other hand, Installment Conversions take place at a floating conversion price that is a percentage of the then current market price, so by definition, they occur below the current market price. Accordingly, conversions of either type generally will be at a price below the then current market price. This conversion construct has borne out with respect to the 2018 Convertible Note, under which all voluntary conversions and Installment Conversions have been at a conversion price below the then-prevailing market price.

This is true for any convertible security. Convertible securities, whether featuring a fixed conversion price or a floating conversion price, generally are converted into the underlying security only at such times that the market price of the underlying security exceeds the conversion price of the convertible security, otherwise the noteholder would be paying more for the Company’s common stock on conversion than it would pay if it bought shares in the open market.

Reductions in Conversion Price

The Company may voluntarily reduce the conversion price of the 2019 Convertible Note pursuant to Section 7(d) of the 2019 Convertible Note. The Company would expect to do so on a temporary basis at a time when the 2019 Convertible Note has not yet begun to amortize and when it would be advantageous to reduce the outstanding principal amount of the 2019 Convertible Note through the issuance of common stock and thereby strengthen the Company’s balance sheet. The Company anticipates that any such reduction would occur only in such amounts and at such times that the conversion shares would not constitute a substantial portion of the existing trading volume, and therefore any subsequent resales would not materially affect the market for the Company’s common stock.

Securities and Exchange Commission

January 30, 2020

When the Company’s board approved voluntary conversion price reductions under the 2018 Convertible Note, it did so for limited periods of time and subject to maximum conversion share limitations. The Company does not expect to, as it has demonstrated in the past, to reduce the conversion price in such a manner as to encourage large blocks of the shares to be issued. The Company voluntarily reduced the conversion price of the 2018 Convertible Note prior to the same beginning to amortize on four occasions: for the period from March 20, 2019 to April 9, 2019, the period from April 23, 2019 to May 14, 2019, the period from May 15, 2019 through June 4, 2019 and the period from June 6, 2019 through June 26, 2019. In each case the price was reduced to the greater of (i) $1.00, and (ii) 85% of the closing sale price of the common stock on the most recent trading day. In addition, in each case, there was a cap on the number of shares that were issuable at the reduced conversion price. During these periods, the noteholder converted $1,315,843 of principal plus interest thereon into 1,256,781 shares of the Company’s common stock, at a weighted average conversion price of $1.05 per share. The Company elected to reduce the exercise price as a means of reducing its overall debt obligations with an expectation that the conversion shares would not constitute a substantial portion of the existing trading volume.

The Leak-Out Agreement

The Leak-Out Agreement was amended solely to expand the coverage of its restrictions on resale to the 2019 Convertible Note, as well as the 2018 Convertible Note. The amendment did not loosen any of the restrictions on resale as to the 2018 Convertible Note.

2.	To help us evaluate your response to prior comment 2 concerning the Series B Convertible Notes, please address the following in your response:

●	Explain the reason(s) (i) why Alto has given a security interest in cash and/or cash equivalents rather than simply paying cash for the notes and (ii) why there is a netting mechanism;

●	Identify the collateral presently securing the note and discuss any escrow arrangements; and

●	Explain whether it is expected that Alto will pay cash to the company (i.e., convert the Investor Note) only in connection with the periodic installment conversion process.

On behalf of the Company, as requested by the Staff, we respectfully submit the following information regarding the netting provisions of the Series B Notes.

As discussed more thoroughly below, the security interest and netting mechanism have been included solely to provide procedural protections in the event of the Company’s bankruptcy, and become inoperative upon the prepayment of the Investor Notes issued in payment of the Series B Notes. While this structure provides additional procedural protections, the parties substantive rights are no different than if the purchase price was paid in full in cash and there had been events of default that tracked the prepayment conditions. These provisions do not limit in any way the Funds’ irrevocable obligation to prepay the Investor Notes in full in cash upon certain conditions being met, all of which are outside the Funds’ control as discussed in prior correspondence with the Staff. Nor do they cause the Investor Notes to fail to constitute payment in full pursuant to the requirements of Rule 144(d)(2).

Securities and Exchange Commission

January 30, 2020

Security Interest; Netting

The Series B Notes were structured to take advantage of safe harbor provisions of the U.S. Bankruptcy Code to both improve the timing and increase the likelihood of a full recovery by Alto Opportunity Master Fund B and Alto Opportunity Master Fund C (together, the “Funds”) of their investment in the Company in the event of a bankruptcy by the Company. If the Funds would have paid the full purchase price to the Company in cash, the cash would be included in the Company’s bankruptcy estate, subject to the automatic stay, priority, preference and fraudulent transfer claims of other creditors and the timing of the bankruptcy court case. Any such bankruptcy case could take months or even years to be finally resolved, while requiring significant expenditures of both time and legal expenses by the Funds in their efforts to obtain any recovery against the Company’s bankruptcy estate. The structure in this offering was developed to utilize the more advantageous bankruptcy treatment of “securities contracts” under the U.S. Bankruptcy Code. As noted in Section 1 of the Master Netting Agreement, the parties acknowledged:

“(a) that the Note Purchase Agreement and the Securities Purchase Agreement each are a “securities contract” as defined in 11 U.S.C. § 741 and that Investor shall have all rights in respect of the Underlying Agreements as are set forth in 11 U.S.C. § 555 and 11 U.S.C. § 362(b)(6), and (b) that this Agreement is a “master netting agreement” as that term is used in 11 U.S.C. § 362(b)(27) and 11 U.S.C. § 561 and is a “master agreement” as that term is used in 11 U.S.C. § 362(b)(6) and that Investor shall have all rights in respect of this Agreement (and in respect of the Underlying Agreements as incorporated herein) as are set forth in 11 U.S.C. § 362(b)(27), 11 U.S.C. § 561, and 11 U.S.C. § 362(b)(6), including in respect of both the foregoing clause (a) and the foregoing clause (b), without limitation, all rights of credit, deduction, setoff, offset, recoupment, and netting (collectively, “Netting” or “Net”) . . . ..”

Generally, the U.S. Bankruptcy Code (after giving effect to both the Bankruptcy Abuse Prevention and Consumer Protection Act in 2005 and the Financial Netting Improvements Act of 2006) currently favors the Funds in this transaction in three main ways:

●	First, it allows the Funds to exercise their contractual enforcement remedies against the Company or its property—including closing out, netting, and setting off the Series B Notes and the Investor Notes—notwithstanding the automatic stay of enforcement actions that commences upon the filing of a bankruptcy by the Company.

Securities and Exchange Commission

January 30, 2020

●	Second, it exempts the Funds from “trustee-avoiding powers,” such as preference rules and constructively fraudulent transfers, regarding any payments and collateral received prior to the bankruptcy.

●	Third, it permits the Funds to enforce bankruptcy-termination (“ipso facto”) clauses, and to net all existing “securities contracts” with the Company (exempting the securities in this offering from the Company’s ability to terminate unfavorable contracts in the bankruptcy).

Consequently, if a bankruptcy of the Company occurs, the Funds can immediately “net” each Investor Note against the Series B Notes, increasing the likelihood a full recovery in the bankruptcy and significantly decreasing the time of such recovery. Absent the benefits from this increased protection, which had significant value to the Funds, the Funds would not have been willing to extent the additional credit in respect of the Series B Notes. Meanwhile, the Company still receives its full purchase price in this transaction through a full recourse Investor Note secured by a combination of cash and U.S. treasuries. If a Fund defaults on any payment obligations under its Investor Note, the Company can accelerate the Investor Note and seize the collateral of cash and/or U.S. treasuries, as applicable, as payment. In addition, upon certain conditions being met, all of which are outside the Funds’ control, and which notably include the Company completing a nondilutive financing that will further reduce the Funds’ bankruptcy exposure, the Investor Notes will be prepaid in full in cash and at which point the security interest would be terminated and the netting arrangements would become inoperative.

Consistent with the purpose of such rights being to reduce the Funds’ bankruptcy exposure, the primary conditions to the prepayment obligation include the Company’s completion of a nondilutive financing of $9,000,000 and the Company having a loan balance-to-market capitalization ratio of not less than 25% (as calculated in accordance with the Investor Note).

Identification of Collateral; No “Escrow” Arrangements

There are no “escrow arrangements” in this transaction. All of the collateral is held in accounts of each of the Funds and the Funds granted a security interest in these accounts to the Company as collateral for the Investor Notes. As noted above, a breach of the Investor Note would permit the Company to seize such collateral as payment for the outstanding obligations thereunder.

The Investor Notes give each Fund the flexibility to adjust the makeup of the collateral securing the Investor Notes, from time to time, as long as the aggregate fair market value of the collateral securing any such Investor Note equals or exceeds the remaining obligations then outstanding under such Investor Note and all of such collateral consists of either (i) in cash, (ii) cash equivalents (including but not limited to term deposit accounts), (iii) any Group of Ten (“G10”) currency and any notes or other securities issued by any G10 country or (iv) any securities of a special purpose acquisition company (each, a “SPAC”) that are redeemable for cash held in escrow by such SPAC (with a deemed fair market value, for purposes hereof, equal to the amount of cash held in such escrow for redemption of such applicable security of such SPAC) (the “Eligible Assets”). As of the time of this letter, the only Eligible Assets in this transaction have been cash in U.S. dollars and U.S. Treasury Bills.

Securities and Exchange Commission

January 30, 2020

At the time of issuance of the Investor Notes, cash was the only collateral securing each Fund’s obligations thereunder. At various times, each Fund replaced some of that cash with U.S. Treasury Bills. The Company can confidentially provide details of those changes upon request of the Staff. The aggregate fair market value of cash and U.S. Treasury Bills in such collateral accounts was at no time less than the aggregate face amount of the corresponding Investor Notes.

Securities and Exchange Commission

January 30, 2020

Expected Timing of Alto’s Cash Payments

The Funds will be irrevocably bound to prepay the Investor Notes in whole in cash on the 90th trading day after the effectiveness of the Registration Statement (or the availability of Rule 144 promulgated under the Securities Act of 1933, as amended), if certain equity and other conditions are satisfied as of such date, all of which are outside the Funds’ control. The equity and other conditions include minimum price and volume thresholds, a loan balance-to-market capitalization ratio of not less than 25% (as calculated in accordance with the Investor Note), and a requirement that the Company have completed, by no later than March 30, 2020, a non-dilutive capital raise as described above. The Company expects these conditions will be met and the Investor Notes will be prepaid in full prior to the conversion in full of the related Series B Note. Accordingly, it is not expected that cash payments will be made only in connection with Installment Conversions or other conversions of the Series B Notes.

* * * * * *

Securities and Exchange Commission

January 30, 2020

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc: Mr. Dennis M. McGrath